GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

October 13, 2010

TO:	The Securities and Exchange Commission

Division of Corporate Finance

Attn:	Russell Mancuso, Branch Chief; Tom Jones, Examiner

VIA:	EDGAR

RE:	Gencor Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2009

Filed December 29, 2009

File No. 1-11703

The following is in response to your comment included in your transmittal letter dated October 1, 2010 regarding a draft of the disclosure that is not included in the Company’s currently filed Form 10-K for the fiscal year ended September 30, 2009. This disclosure is regarding the ages of our directors and executive officers as required by Regulation S-K Items 401(a) and (b).

Attached as Exhibit A is a draft of the required disclosure.

Based on the reasons laid out in our response dated September 30, 2010, we again respectfully request that you allow us to make the required disclosure in our subsequent Form 10-K filing for the fiscal year ended September 30, 2010 and not amend the Form 10-K for the fiscal year ended September 30, 2009.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer

EXHIBIT A

ITEM 10:	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of the Directors and Executive Officers of the Company are listed in the following table:

NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT (1)	AGE	FIRST BECAME A DIRECTOR	FIRST BECAME AN EXECUTIVE OFFICER
Directors for Class B Stockholders:

E. J. Elliott (2) (3) (6) Chairman of the Board and Chief Executive Officer	80	1968	1968

Marc G. Elliott (2) (3) (6) President	44	2007	1993

Randolph H. Fields (2) (6) (8) Attorney, Greenberg Traurig, P.A. since 1995	68	2002

David A. Air (5) Consultant, Synuthane International Inc., 2009 Engineering / Sales Consulting Rubbercraft Inc., 1994 to 1999	77	2004

Edward A. Moses, Ph. D. (5) (7) Bank of America Professor of Finance at the Roy. E. Crummer Graduate School of Business, Rollins College, since 1989	67	2007

Director for Common Stock Stockholders:

Cort J. Dondero (7) Founder of Dondero and Associates President of Georgia Aggregates for Florida Rock Industries - 2006 to 2007 Vice President & General Manager, Vulcan Materials Company 2007 to 2008	58	2008

Executive Officers: (4)

Dennis B. Hunt Senior Vice President Vice President, Vulcan Materials Company, Western Division - 1999 to 2004	53		2008

L. Ray Adams (9) Chief Financial Officer and Treasurer Chief Financial Officer and Vice President of Finance, Oregon Steel Mills, Inc. – 1991 tom 2007	59		2009

Jeanne M. Lyons Secretary	51		1996

(1)	Except as otherwise indicated, there has been no change in principal occupation or employment during the past five years.
(2)	Member of the Executive Committee.
(3)	E.J. Elliott is the father of Marc G. Elliott.
(4)	Each executive officer holds office until his successor has been elected and qualified, or until his earlier resignation or removal.
(5)	Member of the Audit Committee and Compensation Committee.
(6)	Member of the Nominating Committee.
(7)	Member of the Audit Committee and Financial Expert.
(8)	Member of Compensation Committee.
(9)	Mr. Adams was appointed Chief Financial Officer and Treasurer effective November 12, 2009

All other information required by this Item 10 is incorporated herein by reference to the Company’s definitive 2010 Proxy Statement for the Annual Meeting of Stockholders.